September 22, 2006

Mr. Brad Skinner
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Skinner:

This communication is in response to your comment letter dated August 18, 2006, regarding the Annual Report on Form 10-K filed by Intermec, Inc. (we, our, us) for the year ended December 31, 2005, and Form 10-Q for the quarter ended April 2, 2006.  We sincerely appreciate the SEC’s interest in assisting us in providing more transparency in our financial statement disclosures as well as management’s discussion and analysis (“MD&A”) of our financial condition and results of operations.

Set forth below are our responses to your comment letter. For your convenience, the number and comment (in italics) before each response correspond to the item numbers and related comments from your comment letter.

FORM 10-K for the period ending December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 23

1.                           We note that throughout your MD&A section, you sometimes refer to two or more sources as factors that contributed to a material change. For example, your discussion of product revenues on page 24 indicates that revenue growth resulted from increases in sales of your core systems and solutions products and in Printer/media revenues. You go on to indicate that growth in systems and solutions was being driven by strong, broad based product demand, including an increase in large enterprise account rollouts across your industry verticals, strong growth in indirect sales channel and increasing penetration in the retail markets. Your business involves the sale of products and services relating to ADIC, mobile computing, label media, RFID and of wired and wireless bar code printers. Your discussion of operating results within MD&A should address and quantify the changes in revenues recognized by each of your identified product and service categories, as well as addressing the internal and external factors which contributed to these increases or decreases between reported periods. You should address historical and expected future trends which might impact your operating results and financial position. Further, you need to define what is representative of your “core systems.” We refer you to Section to III.D of SEC Release 33-6835 as it relates to identifying and quantifying the extent of contribution of each of your multiple factors underlying material increases or decreases.

RESPONSE: We acknowledges the staff’s comment and will provide additional disclosure in our discussion of operating results within the MD&A to address and quantify the changes in revenues by each identified product and service category, to the extent it is material, beginning with the Form 10-Q for the period ended October 1, 2006.  We will also address historical and expected future trends that might impact our operating results and financial position. We will eliminate the word “core” in our future discussions of systems and solutions product revenue, as it was an unnecessary adjective.

Notes to Consolidated Financial Statements

Note A: Significant Accounting Policies

Revenue Recognition — Page F-12

2.                           We note your revenue recognition accounting policy. So that we may better understand your accounting, please address the following: and have the following comments:

•                  Describe the nature of each of the types of products and services you provide, identifying each of the elements included within your multiple element arrangements;

•                  Clarify when you believe service revenues have been earned and why;

•                  Describe how you determine when royalty revenue has been earned;

•                  Tell us the extent to which you believe SOP 97-2 is applicable to your arrangements;

•                  Clarify how you use the residual method of recognizing revenues, if applicable;

•                  Tell us how you have evaluated whether there are any undelivered elements and whether these elements are essential to the functionality of delivered elements in your arrangements.

RESPONSE:

•                  We sell products and provide services. Our products are generally plug and play hardware for data collection utilizing bar code and radio frequency identification (RFID) technologies. These products include bar code scanners, data collection computers, printers and media (labels and ribbons) and RFID readers, printers and tags, all of which are fully functional at the time of sale. Our service revenues include maintenance fees, repairs, and other professional services such as site survey, installation, consulting, configuration services, and the sale of spare parts included in ad hoc repairs. Our multiple element sales arrangements typically include products plus a maintenance agreement. As the need arises, our multiple element sales arrangements may include any mix of professional services, none of which are essential to the functionality of the products sold.

Product revenues are recognized when products are shipped, the title and risk of loss have passed to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. Many of our products are sold with proprietary and/or third party embedded software (i.e. firmware).   We also sell an insignificant amount of proprietary and third-party off-the-shelf software, primarily software development tools, which equate to approximately 0.5% of our annual revenue.

•                  Service revenue is recognized when evidence of an arrangement exists, we have a fixed or determinable fee, services are rendered, and collectibility is reasonably assured. Professional services and ad hoc repair revenues are recognized when the service is completed, typically within a month. Revenue on our maintenance contracts is deferred and recognized on a straight-line basis over the contract period, as prescribed in FASB Technical Bulletin 90-1, “Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts (as amended).”

•                  Royalty revenue is recorded when an arrangement exists, the revenue is earned, the price is fixed or determinable and collectibility is reasonably assured.

We license rights to use portions of our IP portfolio, including certain patents essential to and/or useful in the manufacture and sale of certain RFID products. Licensees participating in the Rapid Start intellectual property (“RFID IP”) program typically paid a nonrefundable up-front fee and agreed to pay ongoing royalties based on their sales of products incorporating or using our licensed

RFID IP. Under the terms of such Rapid Start RFID license agreements, the licensees also receive the right to certain future divisions, continuations and continuations-in-part of the licensed RFID patents.

As a result of the potential to deliver future rights, although the related amounts are not expected to be significant, the non-refundable up-front fees related to our Rapid Start RFID IP licensing program are recorded as deferred revenue and recognized on a straight-line basis over five years. The five years represent the estimated future period during which we expect to receive patents on certain divisions, continuations and/or continuations-in-part for the licensed RFID patents and our estimate of the average technology lifecycle for the automated data capture industry.

We earn royalties on licensed RFID products sold worldwide by our licensees at the time that the licensees’ sales occur. Our licensees report and pay royalties owed for sales in any given quarter after the conclusion of that quarter. We have determined that, due to the escalating and changing business trends, we do not have the ability to reliably estimate the royalty stream when earned. Therefore, we recognize such royalty revenue in the quarter in which the royalties are reported to us by the licensees.

•                  SOP 97-2 is not applicable to substantially all of our arrangements as our embedded software included in our hardware is incidental to the product as a whole.  Many of our products are sold with proprietary and/or third party embedded software (i.e. firmware).  This firmware is necessary for the operation of embedded boards and other components of our products or to communicate with other products.  We consider the products which include embedded software to be complete and to require no further customization upon shipment, and we have no further obligation for upgrades/enhancements.

We evaluate and will continue to evaluate our product offerings as they grow and change in the future and will indicate if SOP 97-2 is applicable to our arrangements using the guidance of footnote 2: “Indicators of whether software is incidental to a product as a whole include (but are not limited to) (a) whether the software is a significant focus of the marketing effort or is sold separately, (b) whether the vendor is providing post contract customer support, and (c) whether the vendor incurs significant costs that are within the scope of SFAS No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed.”

Our current array of products has been evaluated using the indicators in SOP 97-2 footnote 2, and we have concluded that our embedded software is incidental to our hardware based on the following reasons, relative to the corresponding indicators: (a) Our hardware is the significant focus of our marketing efforts and our separately sold software is approximately 0.5% of our annual revenue and is accounted for under SOP 97-2, (b) our post contract customer support is approximately 0.05% of our annual revenue and is accounted for as prescribed in SOP 97-2 and (c) our costs incurred within the scope of SFAS 86 are insignificant.

•                  We do not recognize any revenue under the residual method of recognizing revenue as objective and reliable evidence of fair value is established in each element within a multiple element arrangement based on each of the elements when sold separately.

•                  Our evaluation of whether the undelivered elements are essential to the delivered elements is discussed in the first bullet of Item No. 2, above. Also, our delivered elements are fully functional at the time of delivery. We have concluded that any undelivered elements are inconsequential and perfunctory to the delivered elements in accordance with Staff Accounting Bulletin 13, paragraph A-3-c.

When a sale involves multiple elements, we allocate the entire revenue of the arrangement to each respective element based upon the relative fair value of each. The relative fair value of each element is based upon the sales price when each is sold separately. Our products are complete and fully functional at the time of sale as discussed in Emerging Issues Task Force No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” paragraph 9:

a.               The delivered item(s) has value to the customer on a standalone basis. That item(s) has value on a standalone basis if it is sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer’s ability to resell the delivered item(s), the Task Force observed that this criterion does not require the existence of an observable market for that deliverable(s).

b.              There is objective and reliable evidence of the fair value of the undelivered item(s).

c.               If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

FORM 10-Q for the Quarter Ended April 2, 2006

Consolidated Statements of Operations, page 2

3.                           We note your classification of intellectual property settlement proceeds as revenues and related costs as costs of revenues. Tell us why you believe this classification is appropriate. Further, tell us whether you are recognizing the costs associated with the intellectual lawsuits as they are being incurred or if you are recognizing them in some other manner.

RESPONSE: In the quarter ended April 2, 2006, we entered into a license agreement to settle a lawsuit we had filed against a licensee. The proceeds from the license agreement are recorded as intellectual property settlement revenue in the period all of the following revenue recognition criteria were satisfied: (i) persuasive evidence of an arrangement exists, (ii) the terms of the arrangement are fixed and determinable, (iii) delivery or performance has occurred and (iv) collectibility is reasonably assured. Additionally we look to FASB Concept Statement No. 5 (“SFAC 5”) paragraph 83 (b) for revenue being earned as a factor in not recording until the settlement was reached rather than recognizing it when the products were sold. The revenue from the intellectual property settlement was in excess of 10% of revenues in our first quarter of 2006; therefore, we broke it out on the face of our statement of operations as separate line items in accordance with Article 5-03(b) of Regulation S-X.

The related legal costs were under a contingent fee arrangement, and therefore recorded as costs of revenues in the first quarter of 2006 when the revenue met the criteria and was earned. We recorded the cost of revenues according to SFAC 5, paragraph 86 (a) “Some expenses, such as cost of goods sold, are matched with revenues — they are recognized upon recognition of revenues that result directly and jointly from the same transactions or other events as the expenses.”

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We are responsible for the adequacy and accuracy of the disclosure in the filing. We understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We further understand that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require further clarification or have any additional questions or comments concerning this letter, please contact me at (425) 265-2499.

Sincerely,

/S/ Fredric B. Anderson

Fredric B. Anderson
Vice President and Controller
(Principal Accounting Officer)